June 18, 2015

Via EDGAR

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Global Net Lease, Inc. Schedule TO-I Filed June 2, 2015 File No. 005-88785

Dear Ms. Chalk:

I am writing in response to your letter, dated June 8, 2015, regarding the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Schedule TO of the above referenced company (the “Company”). The Staff’s comments, as included in that letter, are repeated below in bold type, followed by the Company’s responses. Concurrently with the filing of this letter, the Company filed Amendment No. 1 to the Schedule TO, which includes an amendment to the Offer to Purchase (the “Amendment to the Offer to Purchase”), filed as exhibit (a)(xviii) to the Schedule TO, that reflects changes in response to the Staff’s comments.

Exhibit (a)(i) - Offer to Purchase

Withdrawal Rights, page 4

1.	We believe the reference to June 29, 2015 as the date by which “back end withdrawal rights” arise may be a typographical error. Please revise consistent with the requirements of Rule 13e-4(f)(2)(ii).

The Company acknowledges the Staff’s comment. Please see the Amendment to the Offer to Purchase, which corrects the deadline date for withdrawal.

Christina Chalk
Senior Special Counsel
June 18, 2015

Conditions of the Offer, page 21

2.	Refer to the disclosure on page 24 in this section. Provide additional details such that shareholders can understand the parameters of the “REIT condition” referenced here. For example, explain what may cause you to fail to qualify for taxation as a REIT under the Code, such that you would not be obligated to complete the Offer.

The Company believes that this condition is typical for tender offers by REIT’s, and the Company does not believe that its tender offer poses any unique risks to its REIT qualification. Nevertheless, the Company has revised the disclosure to clarify that, under applicable federal income tax law, the Company could fail to qualify for taxation as a REIT under the Code if certain stockholder ownership requirements were violated or the tender offer resulted in a preferential dividend.

The Company must distribute annually to its stockholders at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with generally accepted accounting principles in the United States of America), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide the Company with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the Company’s organizational documents. If the receipt of cash by a stockholder in exchange for shares pursuant to the Offer is treated as a distribution to the stockholder with respect to the stockholder’s shares, see Section 14 of the Offer to Purchase, such distribution will be treated as ordinary dividend income to the stockholder to the extent of such stockholder’s ratable share of the Company’s current and accumulated earnings and profits (to the extent not designated as capital gain dividends or qualified dividend income) as determined under U.S. federal income tax principles and would likely be treated as a preferential dividend and not count toward the Company meeting the annual distribution requirement. Such preferential dividend could taint a regular dividend distribution by the Company, if the Internal Revenue Service were to treat the payment of cash by the Company to tendering stockholders as part of a regular dividend distribution by the Company, which could impact its ability to qualify as a REIT. The Company intends to separate the payment to tendering shareholders and its next regular dividend distribution so as to minimize any risk of there being a preferential dividend issue with its regularly scheduled dividend distribution.

Christina Chalk
Senior Special Counsel
June 18, 2015

Source and Amount of Funds, page 25

3.	We note that the Offer is conditioned on the Credit Facility Condition being satisfied. In this section, you state that you expect to use cash totaling approximately $25 million and expect to borrow about $100 million under the Company’s existing revolving loan Credit Facility. On page 26 of the Offer to Purchase, you state that available borrowings under the Credit Facility are based on a pool of eligible unencumbered real estate assets and that the unused borrowing capacity as of March 31, 2015 was $71.6 million. Please advise how you will borrow the necessary $100 million needed to fund the Offer. We may have additional comments.

We have updated the disclosure regarding the Company’s Credit Facility. This updated disclosure addresses the Staff’s comments. On June 16, 2015 we completed $46.9 million in mortgage financings with respect to certain European properties, the proceeds of which are being used to reduce our outstanding balance under our Credit Facility.

Miscellaneous

4.	We note the disclosure here that the Offer is “neither being made to, not will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.” Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. While an offer need not be made into certain countries where doing so would be illegal, you may not refuse to accept tenders from holders in certain jurisdictions. Please revise or advise.

In response to the Staff’s comment, the Company advises the Staff that it is referring only to excluding stockholders located in a U.S. state pursuant to Rule 13e-4(f)(9)(ii) of the Securities Exchange Act of 1934, as amended.  The Company has revised the disclosure in accordance with the Staff’s comment.  Please see the Amendment to the Offer to Purchase.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

Christina Chalk
Senior Special Counsel
June 18, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s counsel, Michael J. Choate at (312) 962-3567 if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Schedule TO.

Very truly yours,

GLOBAL NET LEASE, INC.

By:	/s/ Scott J. Bowman
Scott J. Bowman
Chief Executive Officer

cc:	James A. Tanaka, RCS Capital Corporation
Michael J. Choate, Proskauer Rose LLP